SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Garnero Group Acquisition Company
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G5866L108
(CUSIP Number)

Mario Garnero 2ET N.10 L’estoril Bloc D 31 Avenue Princess Grace 98000 Montecarlo, Monaco
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5866L108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mario Garnero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil/Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,931,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,931,328
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,931,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G5866L108	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D (“Schedule 13D”), filed by Mario Garnero with respect to ownership of ordinary shares, par value $0.0001 (the “Ordinary Shares”) of Garnero Group Acquisition Company, a Cayman Islands exempted company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 18,602,813 Ordinary Shares outstanding as of July 7, 2014.

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at Av Brig. Faria Lima, 1485-19 Andar, Brasilinvest Plaza CEP 01452-002, Sao Paulo, Brazil.

Item 2.    Identity and Background.

Mr. Garnero’s address is 2ET N.10  L’estoril Bloc D, 31 Avenue Princess Grace, 98000 Montecarlo, Monaco.  Mr. Garnero is a dual citizen of Brazil and Italy. Mr. Garnero is the Chairman and Founder of the Brasilinvest Group, which is a private business enterprise operating along the lines of a classic “banquet d’affaires” or merchant bank and has activities in energy, alternative energy, real estate, transportation, agriculture, information technology and telecommunication. The principal address of Brasilinvest Group is Av Brig. Faria Lima, 1485-19 Andar, Brasilinvest Plaza CEP 01452-002, Sao Paulo, Brazil.  In addition, Mr. Garnero serves as the Chief Executive Officer of the Issuer and Chairman of the Issuer’s board of directors.

During the last five years, Mr. Garnero has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Garnero has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Sources and Amount of Funds or Other Consideration.

In February 2013, Mr. Garnero acquired one Ordinary Share in connection with the Issuer’s formation. On March 26, 2014 Mr. Garnero was issued an aggregate of 3,369,139 Ordinary Shares of the Issuer, at a price of approximately $0.01 per share, for an aggregate purchase price of approximately $23,437.50.  Mr. Garnero used his personal funds for this purchase.

CUSIP No. G5866L108	SCHEDULE 13D	Page 4 of 7 Pages

Pursuant to a subscription agreement dated May 15, 2014 (“Subscription Agreement”), Garnero Group Holding Company, an entity controlled by Mr. Garnero (“Garnero Holding”), acquired an aggregate of 501,250 units (“Private Units”) of the Issuer, each Private Unit consisting of one Ordinary Share, one right (“Right”) to receive one-tenth (1/10) of one Ordinary Share automatically on the consummation of a Business Combination (defined below), and one warrant (“Warrant”) to purchase one-half (1/2) of one Ordinary Share upon the later of the consummation of a Business Combination or June 25, 2015.  The acquisition was consummated on July 1, 2014, simultaneously with the closing of the Issuer’s initial public offering (“IPO”).  These Private Units were purchased at a price of $10.00 per Unit, for an aggregate purchase price of $5,012,500.  Pursuant to the Subscription Agreement, Garnero Holding acquired an additional 60,938 Private Units upon the underwriters’ exercise of their over-allotment option in full.  The acquisition was consummated on July 7, 2014, simultaneously with the closing of the exercise of the underwriters’ over-allotment option.  These Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $609,380.  Garnero Holding used its working capital to purchase the foregoing Private Units.

Item 4.   Purpose of Transaction.

The acquisitions reported on in this Schedule 13D were made for investment purposes.  Mr. Garnero, directly or through Garnero Holding, may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions.  As described above in Item 3, Garnero Holding holds 562,188 Warrants which will entitle it to purchase an aggregate of 281,094 Ordinary Shares of the Issuer once such Warrants become exercisable.  Additionally, Garnero Holding holds 562,188 Rights which will automatically entitle it to receive 56,218 Ordinary Shares upon the Issuer’s consummation of a Business Combination.  Except as described herein, Mr. Garnero does not have any other agreements to acquire additional Ordinary Shares at this time.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Garnero is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.  Additionally, as the Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination (“Business Combination”), Mr. Garnero, as Chief Executive Officer and Chairman, is actively involved in pursuing a suitable target for the Issuer’s Business Combination and will be actively involved in effecting any such Business Combination if the Issuer’s business plan is successful, which may also result in a change in the Issuer’s board of directors, corporate structure, charter or bylaws.

Except as discussed above, Mr. Garnero does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No. G5866L108	SCHEDULE 13D	Page 5 of 7 Pages

Item 5.   Interest in Securities of the Issuer.

Mr. Garnero is the beneficial owner of 3,931,328 Ordinary Shares of the Issuer.  This includes 562,188 Ordinary Shares held by Garnero Group Holding Company, but does not include (a) 56,218 Ordinary Shares issuable upon conversion of the 562,188 Rights of the Issuer held by Garnero Holding or (b) 281,094 Ordinary Shares issuable upon the exercise of 562,188 Warrants of the Issuer held by Garnero Holding.  Mr. Garnero beneficially owns 21.1% of the Issuer’s Ordinary Shares.

In the last 60 days, Mr. Garnero has not effected any transactions of the Issuer’s Ordinary Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Garnero is party to a Registration Rights Agreement, dated June 25, 2014, by and among the Issuer, the shareholders of the Issuer prior to its IPO (“Initial Shareholders”) and EarlyBirdCapital, Inc (“Registration Rights Agreement”), a Share Escrow Agreement, dated June 25, 2014, by and among the Issuer, the Initial Shareholders and Continental Stock Transfer & Trust Company, as escrow agent (“Escrow Agreement”), and a Letter Agreement, dated June 25, 2014, by and among the Issuer, EarlyBirdCapital, Inc. and Mr. Garnero (“Insider Letter Agreement”).

Pursuant to the Registration Rights Agreement, the Initial Shareholders, including Mr. Garnero, and EarlyBirdCapital, Inc. are entitled to registration rights for the Ordinary Shares held immediately prior to the Issuer’s IPO (“Initial Shares”) and the Private Units (and Ordinary Shares underlying the Private Units).  The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these Ordinary Shares are to be released from escrow. The holders of a majority of the Private Units can elect to exercise these registration rights at any time after the Issuer consummates a Business Combination.  In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Issuer’s Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Escrow Agreement, the Initial Shares, including the Initial Shares owned by Mr. Garnero, are held in escrow to be released only if the Issuer’s Business Combination is successfully completed.  Subject to certain limited exceptions, 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s Business Combination and the closing price of the Issuer’s Ordinary Shares equals or exceeds $13.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s Business Combination and the remaining 50% of such shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s Business Combination or earlier in either case if, subsequent to the Issuer’s Business Combination, the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

CUSIP No. G5866L108	SCHEDULE 13D	Page 6 of 7 Pages

Pursuant to the Insider Letter Agreement, Mr. Garnero agreed, among other things, to vote in favor of any proposed Business Combination and not to sell or transfer his Private Units, subject to certain exceptions, until after the Issuer has completed its Business Combination and that he would not be entitled to receive any liquidation distributions from the Issuer’s trust fund with respect to his Initial Shares held in escrow pursuant to the Escrow Agreement described above or Ordinary Shares underlying the Private Units held by Garnero Holding.

Item 7.   Material to be filed as Exhibits.

1.  Registration Rights Agreement, dated June 25, 2014, by and among the Issuer, initial shareholders of the Issuer and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-196117) (“Registration Statement”), filed on May 20, 2014).

2.  Share Escrow Agreement, dated June 25, 2014, by and among the Issuer, its initial shareholders and the escrow agent (Incorporated by reference to Exhibit 10.3 to the Registration Statement).

3.  Letter Agreement, dated June 25, 2014, by and among the Issuer, EarlyBirdCapital, Inc. and Mr. Garnero (Incorporated by reference to Exhibit 10.1 to the Registration Statement).

4.  Subscription Agreement, dated May 15, 2014, by and among the Issuer, Graubard Miller and Garnero Group Holding Company (Incorporated by reference to Exhibit 10.7 to the Registration Statement).

CUSIP No. G5866L108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2014

/s/ Mario Garnero Mario Garnero